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                 October 11, 2022

       Christopher J. Henderson
       Executive Vice President and General Counsel
       Salem Media Group, Inc.
       6400 North Belt Line Road
       Irving, TX 75063

                                                        Re: Salem Media Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 3,
2022
                                                            File No. 333-267721

       Dear Christopher J. Henderson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Edwin Kim, Attorney-Adviser, at (202) 551-3297 or at Jan Woo, Legal
       Branch Chief, (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Garett Sleichter, Esq.